Exhibit 99.1

Sapiens Releases Latest Version of IllustrationPro and ApplicationPro with Enhanced Digital Engagement

Version 7.0 provides robust system configurability and report selection for users

Rochelle Park, N.J., Dec. 4, 2023—Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced the launch of its latest version of Sapiens IllustrationPro and Sapiens ApplicationPro. This new release brings a multitude of enhancements and additions, all designed to empower insurers with innovation, improved member servicing, and reinforced security measures.

Sapiens IllustrationPro is a dynamic point-of-sale solution for Life & Annuities that quickly and accurately generates quotes and compliant illustrations through an intuitive and modern engagement. This responsive solution seamlessly operates across various devices and expedites the sales process. In parallel, Sapiens ApplicationPro streamlines processes for seasoned and novice agents through a wizard-based, self-directed navigation that simplifies data input. Its content is dynamic and reflexive, presenting forms and questions as needed, with only valid options available for selection. Together, these two modules ensure a smooth exchange of data, thereby reducing the chances of errors and improving the overall customer and agent experience.

This new release not only delivers significant value to insurers, but also stands out in today’s competitive market thanks to a range of functional and technical enhancements, including enhanced digital experience, improved usability, and reinforced security measures. Notably, the illustration report editor offers customers greater control over design and illustration output, while the rules editor helps manage the configuration of products and reflexive question design. In addition, the release allows for the segmentation of application sections between agents and applicants, catering to various digital engagement models. New digital features include rapid illustration duplication for easy comparison, a tool for copying addresses between parties, an eApp attachment page with an integrated camera for document image uploads, and streamlined email delivery of illustrations.

For greater security, Sapiens has integrated Multi-Factor Authentication (MFA) into the IllustrationPro/ApplicationPro login process, including text messages, email, and the use of an authentication app. New APIs have also been incorporated to facilitate status updates and other critical data callouts, ensuring a comprehensive and overall robust solution.

“The IllustrationPro/ApplicationPro Version 7 enhancements bring a host of exciting features to the table,” said David Pidgeon, Sapiens Head of Life & Annuities, North America. “With a focus on enhanced digital servicing and increased security, this latest release accelerates the pace of innovation and value delivery to our customers.”

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About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data, and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management.

For more information visit https://sapiens.com or follow us on LinkedIn.

Media and Investor’s Contact

Yaffa Cohen-Ifrah
Chief Marketing Officer &
Head of Investor Relations, Sapiens
yaffa.cohen-ifrah@sapiens.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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